December 10, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Arden Group, Inc.
Form 10-K for the Fiscal Year ended December 29, 2012
Form 10-Q for the Fiscal Period ended September 28, 2013
File No. 0-09904

The following is the response of Arden Group, Inc. (Company) to your comment letter dated December 3, 2013. The Staff’s comments are set forth below in italics, followed by our response.

Annual Report on Form 10-K for Fiscal Year Ended December 29, 2012

Consolidated Financial Statements, page 30

1.

We note that you sell a wide variety of products including dry groceries, produce, meat, seafood, bakery goods, deli products, sushi, and have service departments that sell prepared foods such as pizza, coffee and other hot and cold foods. You also sell nonfood items such as health and beauty aids and vitamins. Please revise the footnotes to your financial statements to disclose revenues from external customers for each product or service or each group of similar products and services. Please refer to ASC 280-10-50-40.

Response:

As requested, we have reviewed ASC 280-10-50-40 which discusses the disclosure of revenues from external customers for each product and service or each group of similar products and services. The following table presents percent of sales by type of similar product for each of the years in the three year period ended December 29, 2012. The Company will add the following or substantially similar disclosure to its financial statement footnotes in future filings:

(1)	Includes such items as dry goods, general merchandise, health and beauty care, beverages, dairy and frozen foods.
(2)	Includes such items as meat, seafood, produce, deli, service deli, floral and bakery.
(3)	Consists primarily of income from licensing arrangements and rental income from third parties.

Note 11. Retirement Plans, page 50

2.	Please tell us and disclose how you determined the amount of the liability and expense recognized for your obligation for Mr. Briskin’s retirement benefits. Refer to ASC 715.

Response:	The Company will add the following or substantially similar disclosure to its financial statement footnotes in future filings:

Bernard Briskin, Chairman of the Board of Directors, President and Chief Executive Officer of the Company has an employment agreement with the Company dating back to 1988. Mr. Briskin’s Employment Agreement provides that at such time as his base salary and bonus cease to accrue under the Employment Agreement for any reason other than his breach of the Employment Agreement or termination of his employment for cause, the Company will thereafter pay him on a monthly basis in arrears, as long as he lives, an amount per annum equal to 25% of his average base salary and bonus earned in the last three full fiscal years prior to the cessation of his employment. For purposes of this calculation, his average base salary and bonus will be based on the amount to which he was contractually entitled without regard to any voluntary reductions. The Company would also continue to provide Mr. Briskin during his lifetime with health insurance benefits and an automobile allowance equivalent to that which the Company then grants to its senior executives and an annual uninsured medical expense reimbursement of up to $200,000 for Mr. Briskin and his immediate family. The Company estimates the liability associated with this obligation at the end of each year. For purposes of this calculation, the Company first estimates the payout term beginning with the current expiration date of Mr. Briskin’s employment agreement and ending with his anticipated life expectancy based on an Actuarial Life Table published by the U.S. Social Security Administration. Next, the Company computes the monthly cost of each of the benefits discussed above and computes the present value of the monthly payments over the estimated payout term to arrive at the amount of the appropriate accrual. For purposes of the present value calculation, the Company uses the current interest rate for U.S. Treasuries maturing at the end of the expected payout term. The present value of the expected payout is compared to the accrual currently recorded on the Company’s books and if there is a difference, the liability is adjusted to equal the current estimate. In addition, the Company also estimates the anticipated change in the accrual for the coming year and recognizes the expected change ratably over the current year. The Company accrued $9,000 toward this obligation during 2012. During 2011 and 2010, the Company reversed a portion of the accrual and recognized income of approximately $278,000 and $360,000, respectively. Recent changes to the accrual were primarily due to a change in estimate based on the refining of the assumptions and underlying data, including the estimated payout term. This accrual is recorded in other liabilities on the Consolidated Balance Sheets and totaled approximately $1,244,000 as of December 29, 2012.

Form 10-Q for the Fiscal Period Ended September 28, 2013

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations, page 10

Overview, page 10

3.

We note your disclosure at the bottom of page 12 concerning the recently adopted CIC Plan. Please tell us how you considered quantifying the aggregate amount of “retention and/or severance benefits” that your employees are eligible to receive upon or after a change in control. In this regard, it appears that this might be a material contingency for your company.

Response:

In determining how to quantify the aggregate amount of retention and/or severance benefits that our employees are eligible to receive upon or after a change in control, we considered the probability that a change in control will occur, as well as whether the amount can be reasonably estimated in accordance with Accounting Standards Codification No. 450, “Contingencies”.

The Company is currently unable to determine whether a change in control will occur, when it might occur or, therefore, the amount, if any, that would be paid out in accordance with the CIC Plan.  At the date of the financial statements, there was no transaction that could be identified as probable at that time.  In addition, should a sale or other transaction take place in the future, the ultimate payout under the CIC Plan would be dependent upon circumstances that are currently unknown, including among others, which of the Company’s current employees would be retained and the ultimate sales price.  Consequently, the amount could not be reasonably estimated at the date of the financial statements.

We acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Laura Neumann at the Company’s Arden Group, Inc. headquarters at (310) 761-4520.

Arden Group, Inc.

/s/Bernard Briskin
Bernard Briskin, Chairman & Chief Executive Officer

/s/Laura J. Neumann
Laura J. Neumann, Chief Financial Officer